Exhibit 99.2

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025

U.S. DOLLARS IN THOUSANDS

(Except share and per share data)

(UNAUDITED)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

(Except share data)

	June 30,	December 31,
	2 0 2 5	2 0 2 4
	Unaudited	Audited
ASSETS

Current assets:
Cash and cash equivalents	$6,342	$7,082
Restricted cash	50	100
Marketable equity securities	25	71
Trade receivables	33	113
Other receivables	431	480
Total current assets	6,881	7,846

Non-current assets:
Right Of Use asset	1,456	1,576
Fixed assets, net	212	323
Total non-current assets	1,668	1,899

Total assets	$8,549	$9,745

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$154	$297
Operating lease liability	348	289
Other accounts payable	1,208	1,157
Total current liabilities	1,710	1,743

Operating lease liability	1,214	1,272

Total liabilities	2,924	3,015

Shareholders’ equity:
Ordinary shares, no par value. Authorized 1,000,000,000 shares. Issued and outstanding: 712,203,276 shares as of June 30, 2025, and 508,710,696 as of December 31, 2024.	-	-
Additional paid-in-capital	142,984	137,094
Accumulated deficit	(137,053)	(131,028)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	5,931	6,066
Non-controlling interest	(306)	664
Total equity	5,625	6,730

Total liabilities and shareholders’ equity	$8,549	$9,745

The accompanying notes are an integral part of the consolidated financial statements.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands

(Except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4
	Unaudited		Unaudited

Revenues	$240	$224	$128	$123

Cost of revenues	(84)	(72)	(42)	(38)

Gross profit	156	152	86	85

Operating expenses:

Research and development, net	(4,426)	(4,525)	(2,156)	(2,367)
Sales and marketing	(629)	(576)	(295)	(311)
General and administrative	(1,296)	(1,161)	(586)	(608)

Operating loss	(6,195)	(6,110)	(2,951)	(3,201)

Financing income, net	100	1,402	136	29

Net loss	$(6,095)	$(4,708)	$(2,815)	$(3,172)

Attributable to non-controlling interest	(70)	-	(56)	-
Attributable to equity holders	(6,025)	(4,708)	(2,759)	(3,172)

Basic and diluted net loss per share from continuing operations	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	574,685,928	459,778,056	615,955,826	459,778,056

The accompanying notes are an integral part of the consolidated financial statements.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

(Except share data)

	Ordinary Shares		Additional paid-in	Accumulated	Total Foresight Autonomous Holdings Ltd. Shareholders’	Non-controlling	Total shareholders’
	Number	Amount	capital	deficit	equity	interest	equity

Balance as of January 1, 2024	459,778,056	—	135,282	(119,890)	15,392	603	15,995

Issuance of ordinary shares, net of issuance costs (*)	44,973,900	—	903	—	903	—	903
Transactions with shareholder	—	—	182	—	182	—	182
Share-based payment	3,958,740	—	727	—	727	61	788
Loss for the year	—	—	—	(11,138)	(11,138)	—	(11,138)

Balance as of December 31, 2024	508,710,696	—	137,094	(131,028)	6,066	664	6,730

Issuance of ordinary shares, net of issuance costs (*)	66,491,070	—	1,870	—	1,870	—	1,870
Issuance of warrants, net of issuance costs (*)	129,465,210	—	2,130	—	2,130	—	2,130
Transactions with shareholder	—	—	49	—	49	—	49
Issuance of shares in subsidiary	—	—	1,412	—	1,412	(930)	482
Share-based payment	7,536,300	—	429	—	429	30	459
Loss for the year	—	—	—	(6,025)	(6,025)	(70)	(6,095)

Balance as of June 30, 2025 (Unaudited)	712,203,276	—	142,984	(137,053)	5,931	(306)	5,625

(*)	Issuance costs in the amount of $361 and $140 in 2025 and 2024 respectively.

The accompanying notes are an integral part of the consolidated financial statements.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited		Unaudited
Cash flows from operating activities:

Net loss for the period	$(6,095)	$(4,708)	$(2,815)	$(3,172)

Adjustments to reconcile loss to net cash provided by (used in) operating activities	722	(417)	205	634

Total net cash used in operating activities	$(5,373)	$(5,125)	$(2,610)	$(2,538)

Cash flows from investing activities:

Proceeds from sales of marketable securities	-	1,847	-	-
Purchase of fixed assets	(4)	(32)	(3)	(21)

Total net cash provided (used) in investing activities	$(4)	$1,815	$(3)	$(21)

Cash flows from financing activities:
Issuance of ordinary shares and warrants, net of issuance expenses	4,482	(98)	-	(89)
Total net cash provided by (used in) financing activities	$4,482	$(98)	$-	$(89)

Effect of exchange rate changes on cash and cash equivalents	105	(262)	156	(133)

Decrease in cash, cash equivalents and restricted cash	(790)	(3,670)	(2,457)	(2,781)
Cash, cash equivalents and restricted cash at the beginning of the period	$7,182	$15,734	$8,849	$14,845

Cash, cash equivalents and restricted cash at the end of the period	$6,392	$12,064	$6,392	$12,064

The accompanying notes are an integral part of the consolidated financial statements.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited		Unaudited
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:

Share-based payment	459	283	217	142
Depreciation	115	108	26	46
Revaluation of marketable equity securities	46	(1,393)	5	18
Exchange rate changes on cash and cash equivalents	(105)	262	(156)	133

Changes in assets and liabilities:
Decrease in trade receivables	80	97	99	30
Decrease in other receivables	49	31	128	189
Increase (decrease) in trade payables	(143)	104	(250)	91
Changes in operating lease liability	121	18	146	(38)
Increase (decrease) in other accounts payable	100	73	(10)	23
Adjustments to reconcile loss to net cash provided by (used in) operating activities	$722	$(417)	$205	$634

Supplemental cash flow information

	Six months ended		Three months ended
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited		Unaudited
Operating leases
Cash payments for operating leases	$223	$265	$111	$133
Non-cash activity
Right of use asset increase, resulted from lease modification	$-	$637	$-	$-
Lease liability increase, resulted from lease modification	$-	$726	$-	$-
Finance expenses resulted from lease modification	$-	$89	$-	$-

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

U.S. dollars in thousands

(Except share and per share data)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

NOTE 1 - GENERAL

A.	Reporting Entity

Foresight Autonomous Holdings Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 7 Golda Meir St., Ness Ziona, Israel. The unaudited condensed consolidated interim financial statements of the Company as of June 30, 2025 (the “Consolidated Interim Financial Statements”), comprise the Company and its fully owned subsidiaries in Israel and China (together referred to as the “Group”). The Company, through of its subsidiaries, Foresight Automotive Ltd. (“Foresight Automotive”) and Foresight Changzhou Automotive Ltd. (“Foresight Changzhou”), is a technology company developing smart multi-spectral vision software solutions including modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles, heavy industrial equipment and drones. In addition, the Company, through of its subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”) is also engaged in the development of a cellular-based solution suite that provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence (“AI”) technology and advanced analytics.

The ordinary shares of the Company, no par value each (the “Ordinary Shares”), are registered for trade on the Tel Aviv Stock Exchange. In addition, since June 15, 2017, the Company has American Depository Shares (“ADSs”) registered with the U.S. Securities and Exchange Commission. The ADSs are listed on The Nasdaq Capital Market; the ratio of the Company’s Ordinary Shares to ADSs is 30:1.

The Group activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize its technology before competitors develop similar technology. In addition, the Group is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

B.	Going Concern

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products and additional raises of capital.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. The management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there is no assurance such funding will be available to the Company, if such funding will be obtained on terms favorable to the Company, or if such funding will provide the Company with sufficient funds to meet its objectives. These financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A. Unaudited Interim Financial Statements

The accompanying unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of the management, all adjustments considered necessary for a fair presentation have been included (consisting only of normal recurring adjustments except as otherwise discussed). For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

The results of operation for the six and three months ended June 30, 2025, are not necessarily indicative of the results that may be expected for the year ending December 31, 2025.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

U.S. dollars in thousands

(Except share and per share data)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

B. Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements.

C. Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - SEGMENT REPORTING

The Accounting Standards Codification 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), the Chief Executive Officer. The CODM reviews financial information which consist of the Company’s statements of operations for purposes of allocating resources and assessing financial performance for this segment and decides how to allocate resources based on net loss. The Company has identified one reportable and operating segment, which is its automotive vision systems operations, providing advanced technology solutions for the automotive industry.

A.	Revenues by geographic region

The following table sets forth reporting revenue information by geographic region:

	Six months ended		Three months ended
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited		Unaudited
Israel	104	104	74	77
Japan	75	115	31	46
USA	32	-	12	-
Other (*)	29	5	11	-
	240	224	128	123

(*)	No country represented is greater than 10% of the revenues as of the years presented, other than the countries presented above.

B.	Revenues by main customers

The following table is a summary of the distribution of revenues by main customers:

	Six months ended		Three months ended
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited		Unaudited
Customer A	104	104	74	77
Customer B	-	72	-	3
Customer C	-	44	-	43
Customer D	40	-	-	-
	144	220	74	123

NOTE 4 - MATERIAL EVENTS DURING THE REPORTING PERIOD

A.	On February 21, 2025, the Company increased the maximum aggregate offering price of the ADSs issuable under its sales agreement with A.G.P/Alliance Global Partners, dated June 14, 2024 (the “June 2024 Sales Agreement”) from $7,000,000 to $11,400,000.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

U.S. dollars in thousands

(Except share and per share data)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

As of June 30, 2025, the Company raised a gross amount of $2,050 through the sale of 2,216,369 ADSs (66,491,070 Ordinary Shares) under the June 2024 Sales Agreement, at an average price of $0.92 per ADS. After deducting issuance costs, the Company raised a net amount of $1,870.

B.	On March 7, 2025, the Company and Eye-Net entered into securities purchase agreements with institutional and private investors for an equity investment in Eye-Net, resulting in gross proceeds of $2.75 million, before deducting finders’ fees and other estimated offering expenses. Following the transaction, the investors collectively held approximately 5.8% of Eye-Net’s issued and outstanding ordinary shares, and the Company’s ownership in Eye-Net was diluted from 100% to 94.2%.

As part of the transaction, the Company also issued to the investors:

●	Series A Warrants to purchase ADSs at an exercise price of $0.01 per ADS. The number of ADSs issuable upon exercise was based on the investment amount and the lowest closing price of the ADSs on Nasdaq during the five trading days preceding the exercise date, capped at a maximum of 6,111,111 ADSs (183,333,330 Ordinary Shares). As of June 30, 2025, warrants were exercised for a total of 4,315,507 ADSs (129,465,210 Ordinary Shares).
●	Series B Warrants to purchase ADSs at an exercise price of $0.8625. The Company issued a total of 89,836,950 Series B Warrants, equal to 2,994,565 ADSs. These warrants are exercisable until March 10, 2027.

We accounted for the issuance of subsidiary shares and the Company warrants were treated as a unit. The total proceeds were allocated between the subsidiary shares and the Company warrants based on their relative fair values at the date of issuance. The fair value of the Series A Warrants was determined based on the fair value of the share price of the Company as there was no exercise price to be paid on the Series A warrants. The fair value of the Series B Warrants was calculated using the Black-Scholes option pricing model, which incorporated key assumptions such as expected volatility, risk-free interest rate, expected term, and dividend yield. The percentage of the minority interest in the net assets of the subsidiary was recognized as a decrease in noncontrolling interests within equity in the consolidated balance sheet. The amount by which the proceeds, allocated to the subsidiary shares, exceeded the corresponding proportionate share of subsidiary net assets was recorded as an increase to additional paid-in capital.

NOTE 5 - SUBSEQUENT EVENTS

A.	From July 1, 2025 until the date of this report, the Company has raised a gross total of $772 through the sale of 1,612,981 ADSs (equivalent to 48,389,430 Ordinary Shares) under the June 2024 Sales Agreement, at an average price of $0.48 per ADS. After deducting issuance expenses, the net proceeds amount to $745.

B.	On August 4, 2025, the Company announced the approval of its joint development and commercialization project with Big Bang Boom Solutions Pvt. Ltd. (“Big Bang”), a leading Indian drone manufacturer, under the India-Israel Industrial R&D and Technological Innovation Fund (I4F). The $5 million project, scheduled to commence in September 2025 and spanning 24 months, aims to develop autonomous industrial inspection drones equipped with advanced sensors and AI-based navigation capabilities. I4F will fund 50% of the budget, with the remaining costs to be jointly funded by the Company and Big Bang. The project is expected to have significant commercial potential in multiple industrial sectors.

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